Exhibit (a)(2)

21520 Hawthorne Boulevard

Suite 500

Torrance, California  90503

(310)  792-7024

http://www.summaindustries.com

September 8, 2006

Dear Stockholder

We are pleased to inform you that Summa Industries (“Summa”) has entered into a merger agreement with Habasit Holdings AG (“Habasit”) and Habasit Holdings USA, Inc., a wholly owned subsidiary of Habasit (“Purchaser”), pursuant to which Purchaser has commenced a tender offer for each outstanding share of Summa common stock for $15.00 net to the seller in cash, without interest. The tender offer is conditioned upon, among other things, a minimum of a majority of the outstanding shares of Summa common stock being tendered in the offer and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger in which each share of Summa common stock not purchased in the tender offer will be converted into the right to receive the same per share cash consideration as is paid in the offer.

Your Board of Directors has unanimously determined that the offer and the merger are advisable, fair to and in the best interests of its stockholders, has approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, and recommends that Summa stockholders accept the offer and tender their shares of Summa common stock in the offer.

In arriving at its recommendation, your Board of Directors carefully considered a number of factors. Those factors are discussed in the attached Schedule 14D-9.

In addition, enclosed are Purchaser’s Offer to Purchase, dated September 8, 2006, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information on how to tender your Summa shares to Purchaser. We urge you to read these documents and to consider this information carefully.

On behalf of the management and the Board of Directors of Summa, I thank you for the support you have given to Summa over the years.

Very truly yours

James R. Swartwout

Chairman